Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in CommScope Holding Company, Inc. Registration Statement No. 333-191959 on Form S-8 of our report dated November 12, 2014, relating to the combined balance sheets of the Broadband Network Solutions Business of TE Connectivity Ltd. and subsidiaries as of September 26, 2014 and September 27, 2013, and the related combined statements of operations, comprehensive income, business unit equity, and cash flows for each of the fiscal years in the three-year period ended September 26, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to allocations from TE Connectivity Ltd.), included in this Current Report on Form 8-K.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 2, 2015